                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               FORM 10-Q

           Quarterly Report Under Section 13 or 15(d) of the
                    Securities Exchange Act of 1934


For Quarter Ended December 31, 1993       Commission File Number 0-6350

                           FORUM GROUP, INC.
         (Exact name of registrant as specified in its charter)

     Indiana                                           61-0703072
(State or other jurisdiction of                     (I.R.S. Employer
incorporation or organization)                     Identification No.)

     8900 Keystone Crossing, Suite 200
     P.O. Box 40498
     Indianapolis, Indiana                              46240-0498
     (Address of principal executive offices)           (Zip Code)

Registrant's telephone number, including area code:    317-846-0700

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

      Yes   X      No

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:

      Yes   X      No

     The number of shares outstanding of the registrant's common stock as of February 10, 1994 was 21,261,625.

                                    INDEX

                     FORUM GROUP, INC., AND SUBSIDIARIES


PART I. FINANCIAL INFORMATION                                      PAGE
- -----------------------------                                      ----

Item 1.   Financial Statements (Without Audit)

          Condensed consolidated balance sheets --
          December 31 and March 31, 1993                              3

          Condensed consolidated statements of operations --
          Three and nine months ended December 31, 1993 and 1992      4

          Condensed consolidated statements of cash flows --
          Nine months ended December 31, 1993 and 1992                5

          Notes to condensed consolidated financial statements --
          December 31, 1993                                           6

Item 2.   Management's Discussion and Analysis of Financial
          Condition and Results of Operations                        11

PART II. OTHER INFORMATION
- --------------------------

Item 6.   Exhibits and Reports on Form 8-K                           19

SIGNATURES                                                           22
- ----------

                        PART I.  FINANCIAL INFORMATION
                        ITEM 1.  FINANCIAL STATEMENTS
                        -----------------------------
                     FORUM GROUP, INC., AND SUBSIDIARIES
                    CONDENSED CONSOLIDATED BALANCE SHEETS
                               (Without Audit)
                                                   December 31,    March 31,
                                                      1993           1993
                                    ASSETS        -------------  -----------
                                    ------              (in thousands)
Property and Equipment:
  Land and improvements                           $    34,486    $    34,443
  Buildings and leasehold improvements                175,717        175,064
  Furniture and equipment                              12,627         12,225
                                                  -----------    -----------
                                                      222,830        221,732
  Less accumulated depreciation and amortization       10,120          5,768
                                                  -----------    -----------
                                                      212,710        215,964
  Rancho San Antonio, property and equipment - net        -0-         94,573
                                                  -----------    -----------
                                                      212,710        310,537
Investments:
  Forum Retirement Partners, L.P.                      16,281          3,795
  Greenville Retirement Community, L.P.                 3,736          3,763
  Rancho San Antonio Retirement Housing
    Corporation                                        11,281            -0-
                                                  -----------    -----------
                                                       31,298          7,558
                                                  -----------    -----------

Cash and cash equivalents                              14,334          5,817
Accounts receivable, less allowance for doubtful
  accounts (December 31, $230; March 31, $219)          4,587          2,883
Notes, investments and other receivables                4,830          3,149
Land held for resale                                    1,638          1,638
Restricted cash                                         8,478          8,804
Deferred costs and other assets                         9,116          4,165
Rancho San Antonio, current and other assets              -0-          4,090
                                                  -----------    -----------
                                                  $   286,991    $   348,641
                                                  ===========    ===========

                     LIABILITIES AND SHAREHOLDERS' EQUITY
                     ------------------------------------
Liabilities:
  Long-term debt, including $8,387 due
    within one year                               $   191,917    $   200,098
  Trade accounts payable                                1,681          1,855
  Accrued interest                                      1,614            708
  Other accrued expenses                               15,383         17,955
  Resident deposits                                    19,089         16,558
  Deferred income                                       4,650          4,585
  Rancho San Antonio, liabilities                         -0-         30,820
                                                  -----------    -----------
                           Total Liabilities          234,334        272,579
Rancho San Antonio, cooperative memberships               -0-         55,910
Other partners' equity                                  1,686          1,707
Shareholders' equity:
  Preferred stock - Series B, no par value -
    authorized 2,000 shares, issued 25 shares
    at March 31, 1993                                     -0-          4,870
  Common stock, no par value - authorized 48,000
    shares, issued 21,262 and 7,493 shares at
    December 31 and March 31, 1993, respectively       58,813         20,934
  Accumulated deficit                                  (7,842)        (7,359)
                                                  -----------    -----------
                  Total Shareholders' Equity           50,971         18,445
                                                  -----------    -----------
                                                  $   286,991    $   348,641
                                                  ===========    ===========
See Notes to Condensed Consolidated Financial Statements.

                     FORUM GROUP, INC., AND SUBSIDIARIES
               CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                               (Without Audit)
                                   Three Months Ended     Nine Months Ended
                                      December 31,           December 31,
                                   -------------------    ------------------
                                     1993       1992       1993       1992
                                   --------   --------    -------   --------
                                    (in thousands except per share amounts)
Revenues:
  Net operating revenues            $ 27,855   $ 23,445   $ 79,620   $ 66,033
  Facility sales, net and other          204        197        371        500
                                    --------   --------   --------   --------
                   TOTAL REVENUES     28,059     23,642     79,991     66,533
                                    --------   --------   --------   --------

Costs and expenses:
  Operating expenses                  19,587     18,086     57,450     51,900
  General and administrative
    expenses                             732      1,474      2,470      3,791
  Litigation expense                      55        -0-      1,317        -0-
  Depreciation                         1,801      2,411      5,841      6,598
                                    --------   --------   --------   --------
         TOTAL COSTS AND EXPENSES     22,175     21,971     67,078     62,289
                                    --------   --------   --------   --------
                                       5,884      1,671     12,913      4,244
Other:
  Investment income                      248        201        645      1,033
  Interest expense                    (4,357)    (4,692)   (13,241)   (13,708)
                                    --------   --------   --------   --------
                                      (4,109)    (4,491)   (12,596)   (12,675)
                                    --------   --------   --------   --------
Income (loss) before minority interests
  and extraordinary charge             1,775     (2,820)       317     (8,431)
Minority interests                      (143)     1,005        972      1,350
                                    --------   --------   --------   --------
Income (loss) before extraordinary
  charge                               1,632     (1,815)     1,289     (7,081)
Extraordinary charge - early
  extinguishment of debt              (1,360)       -0-     (1,772)       -0-
                                    --------   --------   --------   --------
                NET INCOME (LOSS)        272     (1,815)      (483)    (7,081)

 ACCUMULATED DEFICIT AT BEGINNING
  OF PERIOD                           (8,114)    (5,266)    (7,359)       -0-
                                    --------   --------   --------   --------

 ACCUMULATED DEFICIT AT END OF
  PERIOD                            $ (7,842) $  (7,081)  $ (7,842) $  (7,081)
                                    ========  =========   ========  =========

Average number of common shares
  outstanding                         20,823      7,493     15,858      7,493
                                    ========  =========   ========  =========

Net income (loss) per common share:
  Income (loss) before
    extraordinary charge            $   0.08   $  (0.24)  $   0.08   $  (0.95)
  Extraordinary charge                 (0.07)      0.00      (0.11)      0.00
                                    --------   --------   --------   --------
  Net income (loss)                 $   0.01   $  (0.24)  $  (0.03)  $  (0.95)
                                    ========  =========   ========  =========

SEE Notes to Condensed Consolidated Financial Statements.

                     FORUM GROUP, INC., AND SUBSIDIARIES
               CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (Without Audit)

                                                       Nine Months Ended
                                                          December 31,
                                                   -------------------------
                                                      1993           1992
                                                   ----------     ----------
                                                         (in thousands)

Cash flows from operating activities:
  Net loss                                         $     (483)    $   (7,081)
  Items which do not use (provide) cash:
    Depreciation and amortization                       6,617          6,824
    Facility sales, net                                   (84)          (483)
    Accrued revenues and expenses, net                 (5,843)        (3,239)
    Accrued interest                                      886           (134)
    Other partners' interest in losses (earnings)
      of consolidated partnerships                        213         (1,351)
    Equity in losses (earnings) of
      unconsolidated entities                             (86)           512
    Non-cash portion of extraordinary charge            1,630             -0-
                                                   ----------     ----------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES        2,850         (4,952)
                                                   ----------     ----------
Cash flows from investing activities:
  Additions to property and equipment                  (1,280)        (4,959)
  Disposals of property and equipment                     -0-         36,723
  Rancho San Antonio - net                                (71)           -0-
  Construction costs payable                              -0-         (5,395)
  Disposals of land held for resale                       -0-          1,895
  Advances on notes receivable                             (5)          (750)
  Investment in Forum Retirement Partners, L.P.       (13,131)           -0-
  Other                                                   -0-           (288)
                                                   ----------     ----------
NET CASH (USED) PROVIDED BY INVESTING ACTIVITIES      (14,487)        27,226
                                                   ----------     ----------

Cash flows from financing activities:
  Proceeds from long-term debt                         90,711         12,802
  Payments on long-term debt                         (101,533)       (35,822)
  Restructuring interest payment                          -0-        (13,050)
  Restructuring legal fees                                (52)        (2,680)
  Proceeds from issuance of common stock               32,999            -0-
  Proceeds from Forum Retirement, Inc.'s
    tender of Forum Group common stock                  1,861            -0-
  Recapitalization and tender offer costs              (8,541)           -0-
  Proceeds from cooperative memberships                 2,426         12,883
  Net increase in restricted cash                       2,371          3,612
  Net distribution to other partners                      (72)          (235)
  Deferred financing and other costs                      (16)        (1,124)
                                                   ----------     ----------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES       20,154        (23,614)
                                                   ----------     ----------

Net increase (decrease) in cash and
  cash equivalents                                      8,517         (1,340)

Cash and cash equivalents at beginning of period        5,817          7,542
                                                   ----------     ----------

Cash and cash equivalents at end of period         $   14,334     $    6,202
                                                   ==========     ==========

See Notes to Condensed Consolidated Financial Statements.

                   FORUM GROUP, INC., AND SUBSIDIARIES
           NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (Without Audit)

                            December 31, 1993

Note A - Basis of Presentation
- ------------------------------

The balance sheet at March 31, 1993 has been derived from the audited financial statements at that date included in the Annual Report on Form 10-K of Forum Group, Inc. ("Forum Group") filed with the Securities and Exchange Commission for the fiscal year ended March 31, 1993 (the "1993 10-K").

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended December 31, 1993 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 1994. For further information, refer to Forum Group's consolidated financial statements as of and for the year ended March 31, 1993, and the footnotes thereto, included in the 1993 10-K.

Note B - Refinancing Agreements
- -------------------------------

Forum Group Recapitalization. As previously disclosed, in June, 1993 Forum Group consummated a recapitalization (the "FGI Recapitalization") pursuant to a series of agreements and modifications thereto (collectively, the "Acquisition Agreement") with a group of investors comprised of Forum Holdings, L.P. ("Forum Holdings"), Apollo Investment Fund, L.P. ("AIF") and Lion Advisors, L.P., on behalf of one or more managed accounts ("Lion") (AIF and Lion, together with their affiliates and assigns, are hereinafter collectively referred to as "Apollo") and Healthcare Resources I, L.P. ("Healthcare Resources") (Forum Holdings, Apollo and Healthcare Resources, together with their affiliates and assigns, are hereinafter collectively referred to as the "Investors").
As a result of the FGI Recapitalization, including the Investors' Tender Offer described below, the Investors acquired approximately 71.7% of the outstanding shares of common stock of Forum Group ("Common Shares"). The principal components of the FGI Recapitalization included (i) the issuance and sale by Forum Group on February 1, 1993 of 25,000 shares of preferred stock (which were exchanged on June 14, 1993 for 2,500,000 newly-issued Common Shares) for an aggregate purchase price of $5,000,000, (ii) the issuance and sale by Forum Group on June 14, 1993 of 7,098,200 Common Shares, together with warrants exercisable to purchase at a nominal price an aggregate of 1.1555 Common Shares for each Common Share reserved in accordance with Forum Group's April 2, 1992, Plan of Reorganization for the payment of disputed general unsecured claims (each a "Reserved Share") issued on or after June 14, 1993 for an aggregate purchase price of $20,000,000, (iii) the borrowing by Forum Group on June 14, 1993, of $50,000,000 pursuant to a new bank credit facility through a consortium of lenders for which Citicorp USA, Inc. serves as agent (the "Citibank Term Loan"), (iv) the issuance and sale by Forum Group on

                   FORUM GROUP, INC., AND SUBSIDIARIES
           NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (Without Audit)
                        December 31, 1993 (continued)

June 14, 1993 of $40,000,000 aggregate principal amount of senior subordinated notes (the "Senior Subordinated Notes"), and (v) the prepayment by Forum Group on June 14, 1993 of all amounts outstanding under the senior secured term loan agreement which had been entered into on April 2, 1992 with a consortium of banks for which Chemical Bank served as agent. Of the 441,071 Reserved Shares as of March 31, 1993, 170,806 were issued prior to June 14, 1993, 4,984 were issued on August 24, 1993 and 265,281 continued to be reserved as of February 1, 1994.

Pursuant to the Acquisition Agreement, the Investors commenced a tender offer on July 27, 1993 whereby the Investors offered to purchase Common Shares from shareholders of Forum Group (other than Forum Group) for $3.62 per share (the "Investors' Tender Offer"). The Investors' Tender Offer expired on August 31, 1993 with 1,345,543 Common Shares having been tendered by shareholders. Included in the Common Shares tendered as a result of the Investors' Tender Offer were 513,993 Common Shares held by Forum Retirement, Inc., a wholly owned subsidiary of Forum Group.

On February 1, 1994 the Citibank Term Loan and $30,000,000 aggregate principal amount of the Senior Subordinated Notes were retired with the proceeds of a refinancing loan (the "Refinancing Loan") (see Note D).

Forum Retirement Partners, L.P. Recapitalization. On October 7, 1993, Forum Group announced that it had entered into an agreement with Forum Retirement Partners, L.P. ("FRP") relating to Forum Group's participation in a proposed recapitalization of FRP (the "FRP Recapitalization Agreement"). Forum Group had a 22.1% equity investment in FRP (prior to the FRP Recapitalization), is the parent company of FRP's general partner and has a long-term management contract with FRP. Pursuant to the FRP Recapitalization Agreement, $13 million of additional equity was provided to FRP by a subsidiary of Forum Group through the purchase of 6.5 million units of FRP's limited partnership interests ("Units") at a price of $2.00 per Unit. Subsequent to this purchase, Forum Group owned 55.2% of the Units, subject to reduction as discussed below.

As required by the FRP Recapitalization Agreement, FRP has made a public offering whereby unitholders of record as of October 18, 1993 (other than Forum Group and its affiliates) have the right to acquire additional Units at $2.00 per unit, the same price paid by the Forum Group subsidiary. The rights to acquire additional Units expire on February 25, 1994, subject to extension. Those rights are not directly or indirectly transferable. The proceeds of that offering will be used to repurchase Units from the Forum Group subsidiary at the same price paid by that subsidiary. Should all of the eligible unitholders purchase the Units being offered to them, Forum Group's percentage ownership will return to 22.1%. Forum Group expects its percentage ownership to be less than 50% upon completion of the offering; therefore, Forum Group's investment in FRP is accounted for on the equity method.

Forum Group's subsidiary's acquisition of the 6.5 million Units described above was financed by proceeds from the sale of 3,466,666 additional Common Shares to the Investors for an aggregate purchase price of $13,000,000. Immediately following their purchase of the 3,466,666

                   FORUM GROUP, INC., AND SUBSIDIARIES
           NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (Without Audit)
                      December 31, 1993 (continued)

Common Shares described above, the Investors owned a total of 16,217,922 Common Shares, increasing the Investor's percentage ownership of Forum Group from approximately 71.7% to approximately 76.3%.

The agreement under which the 3,466,666 Common Shares were purchased by the Investors provided that Forum Group will file and thereafter use its best efforts to make effective a registration statement in connection with an offering (the "FGI Offering") pursuant to which Forum Group shareholders of record on October 18, 1993 (other than the Investors) will have the right to acquire additional shares at $3.75 per Common Share, the same price paid by the Investors. The right to purchase Common Shares in the FGI Offering will not be directly or indirectly assignable or transferable. It is presently expected that the FGI Offering will be commenced in February 1994.

Note C - Change In Consolidation. The assets, liabilities and financial results of Rancho San Antonio Retirement Housing Corporation ("RSARHC"), a cooperative which owns The Forum at Rancho San Antonio ("Rancho San Antonio"), a cooperative continuing care community in Cupertino, California, were included in the consolidated financial statements of Forum Group through July 31, 1993 since Forum Group owned a majority of RSARHC's cooperative memberships. Effective August 1, 1993, due to continued sales of cooperative memberships, Forum Group no longer owned in excess of 50% of the memberships, and accordingly, the financial statements of RSARHC are no longer included in Forum Group's consolidated financial statements. Sales of cooperative memberships have totalled $76,000,000 through December 31, 1993 and profits on these sales will be recognized using the cost recovery method. Forum Group's continuing ownership interest in RSARHC as the owner of 38% of the cooperative memberships at December 31, 1993 is accounted for on the equity method.

Note D - Long-Term Debt. On February 1, 1994 proceeds of the Refinancing Loan of $93,301,000 were used to retire the $49 million principal balance of the Citibank Term Loan and $30 million of aggregate principal amount of the Senior Subordinated Notes, and pay expenses totalling approximately $10,366,000, $7,427,000 of which related to the purchase of an interest rate cap agreement from a financial institution (which effectively caps the interest rate on the Refinancing Loan at 8.925% per annum), and prepayment premiums totalling approximately $3,000,000. The Refinancing Loan requires monthly payments of principal based on a 25 year amortization to maturity on February 1, 2001, and bears interest at a floating rate equal to the 30 day LIBOR rate plus 4.3%. As of the closing date of the Refinancing Loan, the interest rate thereunder was 7.425%.

The write-off of deferred financing costs and other expenses associated with the refinancing will result in extraordinary charges estimated at $8 million in Forum Group's fourth fiscal quarter.

                   FORUM GROUP, INC., AND SUBSIDIARIES
           NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (Without Audit)
                      December 31, 1993 (continued)

Note E - Investments. Summary financial information for FRP as of and for the nine months ended December 31, 1993 is as follows (in thousands):

     Net property                             $  98,265
     Other assets                                12,215
                                              ---------
                                                110,480
     Less liabilities                            71,868
                                              ---------

          Net assets                          $  38,612
                                              =========

     Revenues                                 $  33,740
     Costs and expenses                          34,836
     Extraordinary charge - early
        extinguishment of debt                    2,917
                                              ---------

          Net loss                            $   4,013
                                              =========

In December, 1993 FRP completed the refinancing of its long-term debt and, as a result, recognized an extraordinary charge of $2,917,000 for early extinguishment of debt. Forum Group's share of this charge is presented as an extraordinary charge in the accompanying condensed consolidated statement of operations.

Forum Group has a 50% beneficial interest in Greenville Retirement Community, L.P. ("GRP"), a limited partnership which owns the Stonegates retirement community in Wilmington, Delaware. Summary financial information for GRP as of and for the nine months ended December 31, 1993 is as follows (in thousands):

     Net property                             $  20,684
     Other assets                                 1,090
                                              ---------
                                                 21,774
     Less liabilities                            22,932
                                              ---------

          Net deficit                         $   1,158
                                              =========
     Revenues                                 $   4,516
     Costs and expenses                           4,182
                                              ---------

          Net income                          $     334
                                              =========

Summary financial information for RSARHC as of and for the nine months ended December 31, 1993 is as follows (in thousands):

     Net property                             $  97,677
     Other assets                                 7,254
                                              ---------
                                                104,931
     Less liabilities                            44,873
                                              ---------

          Net assets                          $  60,058
                                              =========
     Revenues                                 $   4,296
     Costs and expenses                           9,674
                                              ---------

          Net loss                            $   5,378
                                              =========

                   FORUM GROUP, INC., AND SUBSIDIARIES
           NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (Without Audit)
                      December 31, 1993 (continued)

Note F - Operating Revenues. A change in the estimate of amounts reimbursable by third party payors from prior years resulted in the recognition of $1,115,000 of operating revenue in the nine month period ended December 31, 1993. Forum Group participates in the Medicare program and in certain Medicaid programs. These programs provide reimbursement on the basis of allowable cost. Allowable cost is subject to retroactive examination and adjustment by the agencies administering the programs, and provisions are made in the financial statements for potential adjustments that may result. To the extent that those estimated provisions differ from the administering agencies' determinations, operations are routinely charged or credited in the period of such determinations. As a result, Forum Group changed its estimate of amounts reimbursable by third party payors in 1993 from prior years.

                   FORUM GROUP, INC., AND SUBSIDIARIES
               ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS
             OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
              AS OF AND FOR THE THREE AND NINE MONTHS ENDING

                            December 31, 1993


Results Of Operations
- ---------------------
Forum Group operates (i) 10 retirement communities and one nursing home owned directly by Forum Group, or wholly owned subsidiaries of Forum Group, including one community owned by a nonprofit corporation controlled by Forum Group (the "Owned Communities") , (ii) four retirement communities owned by partnerships which are not wholly owned by Forum Group but which are consolidated for financial reporting purposes (the "Consolidated Partnership Communities"), (iii) 11 retirement communities owned by entities which are not consolidated for financial reporting purposes (the "Unconsolidated Communities"), including nine communities owned by FRP, one owned by GRP, and one owned by RSARHC (which was consolidated for financial reporting purposes prior to July 31, 1993) (see Note C to accompanying Condensed Consolidated Financial Statements). The periods in which the financial results of the consolidated components of Rancho San Antonio are included in the financial statements of Forum Group are not comparable. Consequently, Rancho San Antonio is presented separately below in order to present a comparable disclosure of the other entities' financial results.

Certain summary financial information for the Owned Communities, Rancho San Antonio, the Consolidated Partnership Communities, and other corporate operations ("Corporate Operations") is presented below:


                           Nine Months Ended December 31, 1993
                           -----------------------------------
                                         Consolidated
                    Owned      Rancho    Partnership  Corporate
                 Communities San Antonio Communities  Operations  Totals
                 ----------- ----------- -----------  ---------- --------
     Net
      Operating
      Revenues    $55,291     $ 4,106      $19,343     $   880    $79,620

     Operating
      Expenses     38,542       4,009       12,027       2,872     57,450

     General and
      Administra-
      tive Expense      0           0           (3)      2,473      2,470

     Litigation
      Expense           0           0            0       1,317      1,317

     Depreciation   2,920         878        1,504         539      5,841

     Interest
      Expense       2,103         707        3,145       7,286     13,241

                   FORUM GROUP, INC., AND SUBSIDIARIES
               ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS
             OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                               (continued)

                           Nine Months Ended December 31, 1992

                                         Consolidated
                    Owned      Rancho    Partnership  Corporate
                 Communities San Antonio Communities  Operations  Totals
                 ----------- ----------- -----------  ---------- --------
     Net
      Operating
      Revenues   $45,586     $ 2,565      $17,067     $   815    $66,033

     Operating
      Expenses    35,129       2,348       11,507       2,916     51,900

     General and
      Administra-
      tive Expense     0           0          120       3,671      3,791

     Litigation
      Expense          0           0            0           0          0

     Depreciation  2,844       2,186        1,481          87      6,598

     Interest
      Expense      1,865       1,637        3,339       6,867     13,708


Owned Communities. Net operating revenues for the three and nine months ended December 31, 1993 increased by $3,318,000 (20%), from $16,240,000 to $19,558,000, and by $9,705,000 (21%), from $45,586,000 to $55,291,000, respectively, as compared to the same periods of the previous year. A change in the estimate of amounts reimbursable to third party payors from prior years resulted in the recognition of $945,000 of operating revenue in the nine month period ended December 31, 1993. The remaining portions of the increases were primarily attributable to favorable changes in occupancy, increased utilization of ancillary healthcare services and increases in residency fees and charges. Combined occupancy increased from 88% at December 31, 1992 to 93% at December 31, 1993. Operating expenses, including general and administrative expenses and depreciation, for the three and nine months ended December 31, 1993 at the Owned Communities increased by $1,054,000 (8%), from $13,081,000 to $14,135,000, and by $3,489,000 (9%), from $37,973,000 to $41,462,000, respectively, as compared to the same periods of the previous year. The remaining portions of the increases were primarily attributable to the increase in occupancy, increased utilization of ancillary healthcare services and normal inflationary increases. Net operating income, comprised of operating revenue less operating expenses (including general and administrative expenses and depreciation), for the three and nine months ended December 31, 1993 at the Owned Communities increased by $2,264,000, from $3,159,000 to $5,423,000, and by $6,216,000, from
$7,613,000 to $13,829,000, respectively, as compared to the same periods of the previous year. Exclusive of the impact of the change in estimate of reimbursable amounts discussed above, these increases constitute 68% and 60%, respectively, of the increases in net operating revenues for the three and nine month periods, which are indicative of the degree of incremental operating income that results from increased occupancy.

                   FORUM GROUP, INC., AND SUBSIDIARIES
               ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS
             OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                               (continued)

Rancho San Antonio. Due to the change in financial statement presentation discussed above in Note C to the Condensed Consolidated Financial Statements, the financial results of Rancho San Antonio are not comparable between fiscal periods. Therefore, no discussion of comparative variances regarding the consolidated portions of Rancho San Antonio is presented. Net operating revenues for the consolidated components of Rancho San Antonio for the three and nine months ended December 31, 1993 increased by $404,000, from $954,000 to $1,358,000, and by $1,541,000, from $2,565,000 to $4,106,000, respectively, as compared to the same periods of the previous year. Occupancy of the consolidated components of Rancho San Antonio increased from 49% at December 31, 1992 to 91% at December 31, 1993. Operating expenses, including general and administrative expenses and depreciation, for the consolidated components of Rancho San Antonio for the three and nine month periods decreased by $1,119,000, from $2,112,000 to $993,000, and increased by $353,000, from
$4,534,000 to $4,887,000, respectively, as compared to the same periods of the previous year. Net operating income, comprised of operating revenue less operating expenses (including general and administrative expenses and depreciation), for the consolidated components of Rancho San Antonio for the three month period ended December 31, 1993 increased by $1,523,000, from a loss of $1,158,000 to income of $365,000, as compared to the same period of the previous year. Net operating losses, comprised of operating revenue and operating expenses (including general and administrative expenses and depreciation), for the consolidated components of Rancho San Antonio for the nine month period ended December 31, 1993 decreased by $1,188,000, from $1,969,000 to $781,000, as compared to the same period of the previous year.

Consolidated Partnership Communities. Net operating revenues for the three and nine months ended December 31, 1993 increased by $760,000 (13%), from $5,960,000 to $6,720,000, and by $2,276,000 (13%), from
$17,067,000 to $19,343,000, respectively, as compared to the same periods of the previous year. A change in the estimate of amounts reimbursable to third party payors from prior years resulted in the recognition of $142,000 of operating revenue in September, 1993. The remaining portions of the increases were primarily attributable to favorable changes in occupancy, increased utilization of ancillary healthcare services, and increases in residency fees and charges. Combined occupancy increased from 86% at December 31, 1992 to 90% at December 31, 1993. Operating expenses, including general and administrative expenses and depreciation, for the Consolidated Partnership Communities for the three and nine months ended December 31, 1993 increased by $74,000 (2%), from $4,433,000 to $4,507,000, and by $420,000 (3%), from $13,108,000 to $13,528,000, respectively, as compared to the same periods of the previous year. The remaining portions of the increases were primarily attributable to the increase in occupancy, increased utilization of ancillary healthcare services and to normal inflationary increases. Net Operating Income, comprised of operating revenue less operating expenses (including general and administrative expenses and depreciation), for the Consolidated Partnership Communities for the three and nine months ended December 31, 1993 increased by $686,000, from $1,527,000 to $2,213,000, and by
$1,856,000, from $3,959,000 to $5,815,000, respectively, as compared to the same periods of the previous year. Exclusive of the impact of the change in estimate of reimbursable amounts discussed above, these

                   FORUM GROUP, INC., AND SUBSIDIARIES
               ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS
             OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                               (continued)

increases constitute 90% and 80% of the increases in net operating revenues for the three and nine months ended December 31, 1993, which are indicative of the degree of incremental profits that result from increased occupancy.

Corporate Operations. Revenues for the three and nine months ended December 31, 1993 decreased $72,000, from $291,000 to $219,000, and increased $65,000, from $815,000 to $880,000, respectively, compared to the same periods of the previous year. Revenues are comprised of management fees from GRP and RSARHC, a change in the estimate of amounts reimbursable to third party payors from prior years for sold operations, and rental income from certain residential units of Rancho San Antonio. Operating expenses, including general and administrative expenses and depreciation, for the three and nine months ended December 31, 1993 increased by $140,000 and decreased by $790,000, respectively, as compared to the same periods of the previous year. These changes reflect reductions in the headquarters staff and certain allocations of revenues and expenses related to Rancho San Antonio. Corporate Operations includes the unallocated interest expense of corporate debt.

Unconsolidated Communities. Forum Group's equity in the earnings of FRP, which is reflected as other revenues, improved from losses of $51,000 and $515,000 for the three and nine months ended December 31, 1992, respectively, to revenue of $582,000 and $638,000 for the three and nine months ended December 31, 1993, respectively. These increases primarily reflect improved occupancy at the nine retirement communities owned by FRP and managed by Forum Group. In December, 1993 FRP completed the refinancing of its long-term debt and, as a result, recognized an extraordinary charge of $2,917,000 for early extinguishment of debt. Forum Group's share of this charge is presented as an extraordinary charge in the accompanying condensed consolidated statement of operations. Forum Group's equity in the earnings of GRP, which is also reported as other revenues, increased from $98,000 and $215,000 for the three and nine months ended December 31, 1992, respectively, to $88,000 and $232,000 for the three and nine months ended December 31, 1993, respectively. Forum Group's equity in the losses of the unconsolidated component of Rancho San Antonio for the three and nine months ended December 31, 1993 was $511,000 and $785,000, respectively.

Consolidated General and Administrative Expenses. For the three and nine months ended December 31, 1993, consolidated general and administrative expenses decreased by $742,000, from $1,474,000 to $732,000, and by $1,321,000, from $3,791,000 to $2,470,000, respectively, compared to the comparable periods in fiscal 1993. These decreases are primarily attributable to decreases in salaries and wages of $384,000 and $935,000, respectively, due to reductions in the headquarters staff. Those decreases were partially offset by increases, in the amounts of $328,000 and $513,000, respectively, in Forum Group's directors' fees relating to periods prior to, and expenses related to, the FGI Recapitalization.

Litigation Expenses. During the three and nine months ended December 31, 1993, expenses of $55,000 and $1,317,000, respectively, were incurred in conjunction with certain litigation related to the FGI Recapitalization.

                   FORUM GROUP, INC., AND SUBSIDIARIES
               ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS
             OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                               (continued)

Depreciation. For the three and nine months ended December 31, 1993, consolidated depreciation expense decreased by $610,000 and by $757,000, respectively, compared to the comparable periods in fiscal 1993. The changes reflect the opening of the healthcare facility at Rancho San Antonio, additional fixed asset additions over the past twelve months and increases in other intangible assets.

Interest Expense. Interest expense attributable to the Owned Communities and Corporate Operations increased by $196,000, from $3,021,000 to $3,217,000, and by $657,000, from $8,732,000 to $9,389,000, during the three and nine months ended December 31, 1993, respectively. These changes are primarily attributable to changes in average borrowing costs.

Extraordinary Charge. During the three and nine months ended December 31, 1993 an extraordinary charge of $1,360,000 was recorded to reflect Forum Group's share of FRP's extraordinary charge on the early extinguishment of its debt. Additionally, during the nine months ended December 31, 1993, expenses of $412,000 related to the early extinguishment of debt in conjunction with the FGI Recapitalizaiton were recorded.

Net Income/Loss Per Share. The three and nine months ended December 31, 1993 produced net income of $272,000 ($0.01 per Common Share) and net loss of $483,000 ($0.03 per Common Share), respectively, compared to net losses of $1,815,000 ($0.24 per Common Share) and $7,081,000 ($0.95 per
Common Share) for the three and nine months ended December 31, 1992. The current nine month period was adversely affected by $1,317,000 ($0.08 per Common Share) of expenses related to certain litigation related to the FGI Recapitalization and extraordinary charges totalling $1,772,000 ($0.11 per Common Share) related to the early extinguishment of Forum Group's and FRP's debt.

All per share data are based upon the weighted average number of shares outstanding for the relevant periods.

Financial Condition

Recapitalization. In June, 1993 Forum Group consummated the FGI Recapitalization. As a result of the FGI Recapitalization, including the Investors' Tender Offer, the Investors acquired approximately 71.7% of the outstanding Common Shares. On February 1, 1994 the New Term Loan and $30,000,000 aggregate principal amount of the New Senior Subordinated Notes were retired with the proceeds of the Refinancing Loan. For a discussion of the FGI Recapitalization and the Refinancing Loan, see Note B of the Notes to Condensed Consolidated Financial Statements.

                   FORUM GROUP, INC., AND SUBSIDIARIES
               ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS
             OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                               (continued)

As a result of the FGI Recapitalization, Forum Group's long term debt as of December 31, 1993 was as set forth below (in thousands):

   Forum Group, Inc. (Owned Communities and Corporate Operations):
      Citibank Term Loan                                       $ 49,000
      Senior Subordinated Notes                                  40,000
      Mortgages and Capitalized Leases                           23,378
      Other                                                       3,158
                                                               --------
       Total Owned Communities and Corporate Operations (1)     115,536

   Consolidated Partnership Communities (2)                      76,381
                                                               --------

       Total                                                   $191,917
                                                               ========

(1) Excludes (i) indebtedness aggregating $4,535,000 of GRP, $569,000 of which is recourse to Forum Group and (ii) indebtedness aggregating $9,645,000 of RSARHC which is non-recourse to Forum Group.

(2) These obligations are non-recourse to Forum Group.

Liquidity And Capital Resources. Following the FGI Recapitalization, Forum Group's principal sources of funds are cash generated from operating activities and asset sales. Forum Group's liquidity requirements relate primarily to the funding of working capital needs, and principal and interest payments on indebtedness (and, for the current fiscal year, included approximately $5.9 million of expenses associated with the FGI Recapitalization and $1.3 million of litigation expenses relating to the FGI Recapitalization and will include additional expenses relating to the Refinancing Loan presently estimated at approximately $10.7 million). At December 31, 1993, Forum Group had cash and cash equivalents of $14,334,000, accounts receivable of $4,587,000 and notes, investments and other receivables of $4,830,000.

Forum Group believes that (i) cash from operations, (ii) cash and cash equivalents, (iii) accounts receivable, and (iv) notes, investments and other receivables, will provide adequate liquidity to meet its foreseeable working capital requirements.

The term of Forum Group's prior bank debt required that a substantial portion of excess cash flow be applied by Forum Group to reduce indebtedness thereunder whereas the terms of the Refinancing Loan do not require such prepayments and have an amortization period of 25 years (but with a stated maturity of February 1, 2001). As a result, Forum Group may use any excess cash flow to pursue its growth strategy. In addition, the Refinancing Loan is generally on terms more favorable than the terms applicable under Forum Group's prior long-term debt. The Refinancing Loan also includes an option that, subject to certain conditions, enables Forum Group to increase the amount of borrowings if the operating cash flows from the assets pledged to secure the Refinancing Loan continue to improve during the 24-month period ending February 1, 1996, in which event the increased borrowing proceeds could be used to fund Forum Group's growth through acquisitions of additional properties, to expand or upgrade Forum Group's existing RCs or for other corporate purposes.

                   FORUM GROUP, INC., AND SUBSIDIARIES
               ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS
             OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                               (continued)

In addition, the Refinancing Loan permits Forum Group to convert the initial floating interest rate structure (generally 4.1% over the LIBOR, which at the closing of the Refinancing Loan was 3.125%, plus servicing costs, presently estimated to be 0.2% per year) under the Refinancing Loan to a fixed interest rate structure.

Forum Group intends to seek to grow through the acquisition of additional properties and other assets. In connection with the FGI Recapitalization, the Investors stated their intention to make up to $30 million of additional equity capital available to Forum Group for this purpose. Although the Investors already invested an additional $13 million in Forum Group since the completion of the FGI Recapitalization, such amount was contributed to the capital of FRP and used by FRP to pay bank debt. Any additional equity investment by the Investors would be subject to the negotiation of mutually acceptable terms. Accordingly, there can be no assurance that any such additional investment will be made or as to the timing and terms thereof. Forum Group has also entered into a commitment letter agreement (the "Acquisition Commitment") with Nomura Asset Capital Corporation ("Nomura") providing for up to $100 million in new debt financing (the "Acquisition Loan"), the proceeds of which would be used, together with equity to be provided by Forum Group, to fund the purchase price for acquisitions of skilled nursing home, assisted living and other senior housing properties. Under the acquisition facility, Nomura would advance $2.00 of debt financing for each $1.00 of equity capital invested by Forum Group, which equity is presently expected to be obtained from future offering of additional Common Shares to shareholders (including the Investors), cash from operations (including cash from sales of units in existing RCs, primarily Rancho San Antonio), or a combination of the foregoing. During the 24-month period in which amounts could be drawn to finance acquisitions under the Acquisition Loan, Forum Group would have the right, subject to the satisfaction of certain conditions, to convert the indebtedness thereunder to seven-year debt under either a fixed or floating interest rate structure. During such period, Forum Group could also repay such indebtedness using proceeds from other financing sources, if any such financing becomes available on more favorable terms. Forum Group would have an option that would permit it to increase the borrowings against the properties acquired if, at the end of 24 months after the initial closing of the Acquisition Loan, the debt service coverage computed on a trailing 12-month basis exceeded certain thresholds, in which event the increased borrowings, like any increased borrowings under the Refinancing Loan, could be used to fund Forum Group's growth or for other corporate purposes.

There can be no assurance that any acquisitions will be completed or, if so, as to the timing or terms thereof. The Acquisition Commitment is subject to the negotiation of definitive documentation and certain conditions. Moreover, Nomura's obligation to provide financing under the acquisition facility, if completed, will be subject to a number of conditions, and there can be no assurance that such conditions will be satisfied.

                   FORUM GROUP, INC., AND SUBSIDIARIES
               ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS
             OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                               (continued)

Participation in Recapitalization of FRP. In October 1993 Forum Group entered into the FRP Recapitalization Agreement. Forum Group has a substantial equity investment in FRP, is the parent company of FRP's general partner and has a long-term management contract with FRP. For a discussion of FRP's recapitalization, see Note B of the Notes to Condensed Consolidate Financial Statements.

Cash Flow. Operating activities for the nine months ended December 31, 1993 provided $2,850,000 of cash compared to $4,952,000 of cash used by operating activities during the nine months ended December 31, 1992, due principally to significantly improved operating results in 1993.

Investing activities used $14,487,000 of cash during the nine months ended December 31, 1993, compared $27,226,000 of cash provided by investing activities during the nine months ended December 31, 1992, due principally to Forum Group's participation in the FRP Refinancing and the April, 1992 sale of two retirement communities.

Financing activities provided $20,154,000 of cash during the nine months ended December 31, 1993, compared to $23,614,000 of cash used by financing activities during the comparable period of 1992, due principally to the impact of the FGI Recapitalization and the April, 1992 sale of two retirement communities.

                          PART II. OTHER INFORMATION

                     FORUM GROUP, INC., AND SUBSIDIARIES


ITEM 1. LEGAL PROCEEDINGS
- -------------------------
Forum/Classic Claims. As previously reported, on April 29, 1993, Forum/Classic, L.P., Dalfort Corporation, Diamond Investments, Ltd. and Morris Weiser (collectively, the "Forum/Classic Plaintiffs") filed suit in the Superior Court of Marion County, Indiana, against Forum Group, the persons who then comprised the Board (the "Director Defendants"), and AIF, Apollo Advisors, L.P., Evergreen Healthcare, Ltd., ("Evergreen"), Investors Genpar, Inc., ("Genpar"), FL Advisors, L.P., Lion Forum Holdings (collectively, the "Investor Defendants") alleging, among other things, that the Director Defendants breached their fiduciary duties by entering into the Acquisition Agreement (as originally in effect) that the Investor Defendants knowingly participated in such alleged breaches of fiduciary duties, that Forum Group breached an alleged contract to enter into certain transactions proposed by Forum/Classic and Dalfort and that the Investor Defendants induced such breach and interfered with an alleged business relationship between Forum/Classic and Dalfort and Forum Group. The Forum/Classic Plaintiffs sought, on behalf of themselves and alleged other similarly situated shareholders, among other things, (i) the rescission of the Acquisition Agreement (as originally in effect) and certain related agreements and the issuance of the certain preferred stock, (ii) an injunction prohibiting the consummation of the transactions contemplated by the Acquisition Agreement (as originally in effect) and certain related agreements, (iii) an order requiring Forum Group to consummate the transactions proposed by Forum Classic and Dalfort, (iv) attorney's fees, (v) expenses, and (vi) punitive damages against the Director Defendants and the Investor Defendants. Following a hearing (of a preliminary nature as to the Director Defendants and final as to all other defendants), the presiding court entered an order (the "Order") enjoining the defendants from taking any action to consummate a transaction which did not provide shareholders the opportunity to receive $3.62 per share, in cash, for their Common Shares but otherwise permitting the defendants to proceed with the transactions contemplated by the Acquisition Agreement. The court also concluded that (i) the decision by the Director Defendants to enter into a February 1, 1993 agreement in principle with the predecessors in interest of the Investor's was made in good faith after reasonable investigation, the agreement in principle was conclusively presumed to be valid, and Forum Group was bound thereby and (ii) no contract existed between Forum Group and Forum/Classic or Dalfort. On June 11, 1993, the Forum/Classic Plaintiffs filed a motion (the "Contempt Motion") to find Forum Group and the Investor Defendants in contempt of the Order. The court denied the Contempt Motion, but amended the Order to make it clear that in order to be consistent with the Order, the transaction between Forum Group and the Investors must provide for the payment of $3.62 per Common Share without adjustment. The Forum/Classic Plaintiffs thereafter commenced an appeal of the Order to the Indiana Court of Appeals (the "Appeals Court"). The defendants then moved to dismiss the appeal on procedural grounds. On October 4, 1993, the Appeals Court granted the defendants' motion. The Forum/Classic Plaintiffs thereafter appealed the Appeals Court's ruling to the Indiana Supreme Court which, on January 27, 1994, upheld the Appeal Court's dismissal of the appeal. A hearing date for final adjudication of the claims against the Director Defendants has not been set.

                          PART II. OTHER INFORMATION
                     FORUM GROUP, INC., AND SUBSIDIARIES
                               (continued)

Knapp Claims. On January 24, 1994, the Russell F. Knapp Revokable Trust, (the "Knapp Trust"), a substantial holder of the publicly traded units of FRP, filed a complaint (the "Knapp Trust Complaint") in the United States District Court for the Northern District of Iowa against Forum Retirement, Inc., the wholly-owned subsidiary of Forum Group which serves as general partner of FRP ("FRI"), alleging breach of FRP's partnership agreement, breach of fiduciary duty, fraud, and civil conspiracy. The Knapp Trust Complaint alleges, among other things, that the Board of Directors of FRI is not comprised of a majority of Independent Directors, as required by the FRP's partnership agreement and as allegedly represented in the 1986 Prospectus of FRP, and that FRI's Board of Directors has approved and/or acquiesced in 8% management fees being charged by Forum Group under the management agreement under which Forum Group manages all of FRP's RC's. The Knapp Trust Complaint further alleges that the "industry standard" for such fees is 4% thereby resulting in an "overcharge" to FRP estimated by the Knapp Trust at $1.8 million per annum, beginning in 1994. The Knapp Trust is seeking the restoration of certain former directors to the Board of Directors of FRI and the removal of certain other directors from such Board, an injunction prohibiting the payment of 8% management fees, and unspecified compensatory and punitive damages. FRI believes that the allegations in the Knapp Trust Complaint are without merit and intends vigorously to defend against this litigation.

ITEM 2. CHANGES IN SECURITIES
- -----------------------------
When the Citibank Term Loan was paid with some of the proceeds of the Refinancing Loan, certain negative covenants under the Citibank Term Loan were removed. However, dividends and other distributions to shareholders are still prohibited by the terms of the Senior Subordinated Notes as long as such Notes remain outstanding. For more information on the Senior Subordinated Notes, see Note B to Item 1.

The provisions of the Refinancing Loan place certain restrictions on the ability of the borrower thereunder to pay dividends and incur additional debt in certain circumstances. However, such restrictions will not apply to FGI or any of its other affiliates other than the borrower under the Refinancing Loan. For further information on the Refinancing Loan, see Note D to Item 1.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K
- ----------------------------------------
(a)  Exhibits:
     --------

Recapitalization Agreement made as of October 6, 1993 between Forum Group, Inc. and Forum Retirement Partners, L.P. [incorporated by reference to Exhibit 10(1) to Forum Group's Current Report on Form 8-K dated October 6, 1993 (the "October, 1993 8-K")].

Stock Purchase Agreement dated as of October 6, 1993 among Forum Group, Inc., Forum Holdings, L.P. and Apollo FG Partners, L.P. [incorporated by reference to Exhibit 10(2) to the October, 1993 8-K].

                          PART II. OTHER INFORMATION
                     FORUM GROUP, INC., AND SUBSIDIARIES
                               (continued)

Stock Purchase Agreement dated as of November 16, 1993, between Forum Group, Inc. and Healthcare Resources, L.P. [incorporated by reference to
Exhibit 10(3) to Forum Group's Forum S-2 dated December 2, 1993 (the "FGI Form S-2"].

Commitment Letter from Nomura Asset Capital Corporation to Forum Group, Inc. dated October 21, 1993 refinancing the refinancing loan
[incorporated by reference to Exhibit 10(4) to the FGI Form S-2].

Commitment Letter from Nomura Asset Capital Corporation to Forum Group, inc. dated October 21, 1993 referencing the acquisition loan
[incorporated by reference to Exhibit 10(5) to the FGI Form S-2].

Amended and Restated Loan Agreement dated February 1, 1994 between FGI Financing I Corporation and Nomura Asset Capital Corporation.

Amendment, dated as of January 31, 1994, to Indenture, dated as of June 1, 1993, between Forum Group, as Issuer, and First National Trust
Association, as Trustee.

Waiver and Supplement, dated as of January 31, 1994, to Credit Agreement dated as of June 10, 1993, among Forum Group, the Lenders named therein, Citibank, N.A. as Issuing Bank and Citicorp, U.S.A., as Agent.

(b)  Reports on Form 8-K:
     -------------------

The following report on Form 8-K was filed during the last quarter of the period covered by this report: Report on Form 8-K reporting "Other Events" occurring on October 6, 1993, and filed on October 12, 1993.

                                SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                  FORUM GROUP, INC.



Date:  February 14, 1994             By:  \s\  Paul A. Shively
                                        --------------------------------
                                     Paul A.  Shively
                                     Senior Vice President and Treasurer